

July 6, 2010

<u>Via Facsimile and U.S. Mail</u>
Michael T. Cronin, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut St
Clearwater, FL 33756

> **Re:** **Villageedocs, Inc.**
> **Schedule 13E-3 filed June 17, 2010**
> **File No. 005-78287**
> **Preliminary Proxy Statement on**
> **on Schedule 14A filed June 17, 2010**
> **File No. 0-31395**

Dear Mr. Cronin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. We note your response to prior comment 2 and reissue the comment. Despite the conversion from a Schedule 14C to a Schedule 14A, you have not explained why Mr. Williams is not an affiliate engaged in the current going private transaction. In this regard, we note that Mr. Williams continues to own approximately 41.7% of shares outstanding, previously consented to the going private transaction and your disclosed belief that he will likely consent again. Please add Mr. Williams as a filing person or provide a well reasoned legal and factual analysis as to why this is not necessary. See

also, Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

2. We note your response to prior comment 3. As the filing persons are aware, Exchange Act Rule 13d-2 requires prompt amendments once there is a material change in the filing person's Schedule 13D. Accordingly, please clarify your response as it would appear that events triggering an amendment by Mr. Williams have already occurred and will occur prior to the time the definitive consent solicitation is mailed and consents are returned. We await your response.

Schedule 14A

Special Factors

3. Consistent with prior comments 4 and 6, please provide the disclosure required by Schedule 13e-3 from Mr. Williams or as noted above, advise us as to why this is not necessary.

4. Please clarify whether and if so, how, the Board considered the going concern value of the company.

5. Further clarify whether the Board of Directors adopted the analysis undertaken by the Special Committee.

Financial Information

6. Please be attentive to the need to update the financial statements included in the consent solicitation at the time of mailing.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

■ the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions